As filed with the Securities and Exchange Commission on December 23, 2004
                                                     Registration No. 333-118242
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ---------------------------------

                          AMENDMENT NO. 4 TO FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       POWERHOUSE TECHNOLOGIES GROUP, INC.
                 (Name of small business issuer in its charter)


          DELAWARE                       7372                   94-3334052
--------------------------------------------------------------------------------
 (State or jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
      incorporation or        Classification Code Number)    Identification No.)
       organization)

                          2694 BISHOP DRIVE, SUITE 270
                          SAN RAMON, CALIFORNIA, 94583
                                 (925) 328-1100
        (Address and telephone number of principal executive offices and principal place of business)

                                   JAY ELLIOT
                          2694 BISHOP DRIVE, SUITE 270
                          SAN RAMON, CALIFORNIA, 94583
                                 (925) 328-1100
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:
                             GERALD A. EPPNER, ESQ.
                        CADWALADER, WICKERSHAM & TAFT LLP
                                 100 MAIDEN LANE
                               NEW YORK, NY 10038

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering under Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed under Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed under Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made under Rule 434 under the Securities Act of 1933, as amended, check the following box. [ ]


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                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Certificate of Incorporation includes provisions that limit the personal liability of the directors for monetary damages for breach of their fiduciary duty of directors. The Certificate of Incorporation provides that, to the fullest extent provided by the DGCL, the directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors. The DGCL does not permit a provision in a corporation's certificate of incorporation that would eliminate such liability (1) for any breach of a director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(3) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (4) for any transaction from which a director derived an improper personal benefit.

While these provisions provide the directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of our Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to the officers of the Company who are not directors.

The Company's Bylaws provide that, to the fullest extent permitted by the DGCL, it shall indemnify the directors and officers, and may indemnify its employees and agents. Such indemnification may be made only if the person to be indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The Bylaws further provide that the Company may indemnify a director, officer, employee or agent to the fullest extent permitted by the DGCL. At present, there is no pending litigation or proceeding involving any directors, officers, employees or agents in which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by the Company in connection with the issuance and distribution of the securities being offered hereby (other than underwriting discounts and commissions:

Securities and Exchange Commission registration
   fee                                                             $4,154
Legal fees and expenses                                           $30,000
Accounting fees and expenses                                      $10,000
Transfer agent and registrar fees and expenses                     $3,000
Miscellaneous                                                      $7,000
                                                          ----------------
   Total                                                          $54,154

                     RECENT SALES OF UNREGISTERED SECURITIES

The following is a description of unregistered securities sold by the Company within the last three years. Those transactions marked with an asterisk (*) were conducted prior to the May 19, 2003 business combination with PowerHouse Studios and prior to the involvement of current management. The Company has been unable to obtain verification of the transactions noted with an asterisk from prior management or the Company's prior professional and other representatives, and, therefore, is relying on the previous disclosure of these transactions in its Form 10-KSB filed for the fiscal year ended March 31, 2003, which was prepared by former management.

*In 2001, the Company sold 285,714 shares of its Common Stock for $0.035 cents per share, raising $10,000. This offering was made pursuant to an exemption afforded by Rule 506 promulgated under the Securities Act.


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

*In May 2002, the Company issued 3,121,644 restricted shares of Common Stock to a certain party who elected to convert to Common Stock pursuant to the terms of a convertible note issued on October 1, 2001.

*In May 2002, the Company issued 10,902,200 restricted shares of its Common Stock to certain related parties who elected to convert to Common Stock pursuant to the terms of a convertible note issued on October 1, 2001. The convertible note matured on November 3, 2002 bearing an interest rate of 12% per annum and the conversion was agreed to by the holders when the Company could not repay certain promissory notes.

*In June 2002, the Company issued 2,737,500 restricted shares of Common Stock to convert 1,825,000 preferred shares to common shares pursuant to the terms of a Preferred Stock Agreement.

*On July 23 2002, the Board of Directors authorized the issuance of 7,952,060 restricted shares of Common Stock to ChinatrustUSA for settlement of an outstanding bank debt.

*On July 23, 2002, the Company issued 1,000,000 shares of Common Stock under a Registration Statement on S-8 filing under the Securities Act to the Law Offices of Dieterich and Associates for legal services provided to the Company.

*On July 23, 2002, the Board of Directors authorized the issuance of a total of 32,822,853 restricted shares of Common Stock to Agate Technologies, Inc., California for 25,620,775 restricted shares of Common Stock, ei Corp California for 877,180 restricted shares of Common Stock, and CSF Partners, Inc. for 6,324,898 restricted shares of Common Stock. All issuances were made pursuant to an agreement signed with CSF Partners Inc. for the sale of the Company's subsidiaries.

*On August 20, 2002, the Company issued 21,937,890 restricted shares of Common Stock to the Company's officers for deferred compensation owed.

*On September 13, 2002, the Company issued 5,691,260 restricted shares of Common Stock to Gordon Pan in settlement of a stockholder loan. Of this amount, 800,000 restricted shares of Common Stock are currently being held in escrow pursuant to a debt-for-shares agreement, but are considered to be owned by Mr. Pan.

The number of shares set forth in the preceding, asterisk-marked paragraphs, which aggregate of 86,451,121 shares, does not reflect the 1:122 reverse stock split effected by the Company after May 19, 2003, when new management took control of the Company. Following that reverse stock split, the number of such shares was reduced to, and currently remains, approximately 708,615 shares, which represents 18.9 % of the Company's outstanding Common Stock, including shares reserved for issuance upon conversion of currently outstanding convertible preferred stock but not including any shares held by members of the Proctor Group.

*From June 2002 through July 2003, the Company issued 1,248,191 shares of Common Stock to stockholders in connection with the Private Placement Memorandum offered by the Proctor Group (see the discussion under the caption "Legal Proceedings" beginning on page 38). This number of shares reflects the 1:122 reverse stock split. Following a rescission offer made to the holders thereof in June 2004, a total of 119,665 shares of Common Stock remain outstanding. The balance were either retired through cash payments or were exchanged for shares of Junior A Preferred Stock of the Company by the holders thereof. The completion of the rescission offer occurred after March 31, 2004, and the issuance of securities thereunder was not registered under the Securities Act in reliance on the exemption therefrom afforded by Section 4(2) thereof and Regulation D promulgated thereunder (see the discussion under the caption "Management's Discussion and Analysis of Plan of Operation--Events Subsequent to Fiscal Year Ended March 31, 2004" beginning on page 30).

On December 23, 2003, the Company issued 60,000 shares of Common Stock to certain employees, past employees and directors for services rendered to the Company. The shares were valued at $4.65 per share. The shares were acquired for investment only, and not for distribution. The Company relied on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as providing an exemption from registering the sale of these shares of Common Stock.

On March 15, 2004, the Company issued 40,000 shares of Common Stock to The Hoffman Agency as payment for customary public relations and promotional services rendered to the Company. The shares were valued at $2.75 per



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share. The Company relied on Section 4(2) of the Securities Act, and Regulation
D promulgated thereunder, as providing an exemption from registering the sale of these shares of Common Stock.

On March 29, 2004, the Company issued 50,000 shares of Common Stock to certain individuals who operate as a group, Red Centre Consulting Limited, performing sales and marketing services in western Europe. The shares were valued at $5.00. The Company relied on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as providing an exemption from registering the sale of these shares of Common Stock.

On March 29, 2004, the Company issued 79,800 shares of Common Stock to certain individuals who operate as a group New Health Systems performing product development services. The shares were valued at $3.50 per share. The Company relied on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as providing an exemption from registering the sale of these shares of Common Stock.

On June 4, 2004, the Company issued 1,082,026 shares of Junior A Preferred Stock to certain investors in connection with its Rescission Offering and Junior A Units Offering. The shares were valued at $3.06 per share. The closing market price of the Common Stock on June 3, 2004, the day immediately prior to the transaction was $4.25 per share. The Company relied on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as providing an exemption from registering the sale of these shares of Senior A Preferred Stock.

On June 9, 2004, the Company issued 15,000 shares of Common Stock to San Diego Torrey Hills Capital as payment for consulting services rendered to the Company. The shares were valued at $5.75 per share. The Company relied on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as providing an exemption from registering the sale of these shares of Common Stock.

As of August 13, 2004, the Company issued 3,726,684 shares of Senior A Preferred Stock to certain institutional investors in connection with its Senior A Units Offering. The shares were valued at $3.06 per share. The closing market price of the Common Stock on August 12, 2004, the day immediately prior to the transaction was $3.55 per share. The Company relied on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as providing an exemption from registering the sale of these shares of Senior A Preferred Stock.

On August 13, 2004, the Company issued Common Placement Agent Warrants to purchase 68,559 shares of Common Stock and Preferred Placement Agent Warrants to purchase 264,775 shares of Senior A Preferred Stock. The shares of Common Stock were valued at $2.29 per share and the shares of Senior A Preferred Stock were valued at $3.06 per share. The closing market price of the Common Stock on August 12, 2004, the day immediately prior to the transaction was $3.55 per share. The Company relied on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as providing an exemption from registering the sale of these shares of Senior A Preferred Stock.

On September 7, 2004, the Company issued 10,000 shares of Common Stock to an individual for performing product research and documentation services. Consulting expense of $32,500 was recorded related to these shares.

On September 17, 2004, the Company issued a total of 27,241 shares of Common Stock in connection with the completion of a certain performance milestone set forth in the FPS Merger Agreement, in connection with the Company's acquisition of the shares of First Person that were not previously owned by the Company on June 18, 2004. An additional 81,750 shares of Common Stock is reserved for issuance contingent upon the completion of certain additional performance milestones. The Company increased the value of the assets purchased from First Person by $88,533 related to this issuance.

                                    EXHIBITS

1. Agreement and Plan of Merger, dated as of May 28, 2004, by and among the Company, PowerHouse Acquisition, First Person, Christopher Neumann, David Brett Levine and Karl Jacob, acting solely as stockholder representative, hereby incorporated by reference from the Company's Current Report on Form 8-K filed on July 6, 2004.

3.1  Company's Articles of Incorporation, as amended.



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3.2 Company's Bylaws, hereby incorporated by reference from the Company's Annual
Report on Form 10-KSB filed on July 14, 2004.

4.1 Common Stock Purchase Warrant, dated as of April 23, 2004.

4.2 Common Stock Purchase Warrant, dated as of August 13, 2004.

4.3 Certificate of Designations, Preferences and Rights of Series A Senior Convertible Preferred Stock, hereby incorporated by reference from the Company's Quarterly Report on Form 10-QSB filed on September 13, 2004.

4.4 Certificate of Designations, Preferences and Rights of Series A Junior Convertible Preferred Stock, hereby incorporated by reference from the Company's Quarterly Report on Form 10-QSB filed on September 13, 2004.

5.1 Opinion of Cadwalader, Wickersham & Taft, LLP, dated August 13, 2004.

5.2 Opinion of Cadwalader, Wickersham & Taft, LLP, dated December 23, 2004.

10.1 Series A Senior Units Purchase Agreement, dated as of April 23, 2004.

10.2 Series A Senior Units Purchase Agreement, dated August 13, 2004, as of April 23, 2004.

16. Letter regarding the change in independent accountant, hereby incorporated by reference from the Company's Current Report on Form 8-K filed on December 10, 2003.

21. List of subsidiaries, hereby incorporated by reference from the Company's Annual Report on Form 10-KSB filed on July 14, 2004.

23.1 Consent of Hein & Associates LLP, Independent Registered Public Accounting.

                                  UNDERTAKINGS

1. The undersigned registrant hereby undertakes:

            (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (1) To include any prospectus required by section 10(a)(3) of the Securities Act;

                  (2) To reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (3) To include any additional or changed material information with respect to the plan of distribution.

            (ii) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



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                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed its behalf by the undersigned, in the city of San Ramon, state of California, on December 23, 2004.


POWERHOUSE TECHNOLOGIES GROUP, INC.


By:  /s/ Jay Elliot
     ----------------------------------------
     Jay Elliot, Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Date:  December 23, 2004      By: /s/ Jay Elliot
                                  --------------------------------------
                                  Jay Elliot
                                  Chairman of the Board and Chief
                                  Executive Officer
                                  (Principal Executive Officer)

Date:  December 23, 2004      By: /s/ David R. Wells
                                  --------------------------------------
                                  David R. Wells
                                  Vice President Finance Operations
                                  (Principal Financial and Accounting Officer)

Date:  December 23, 2004      By: /s/ Greg Duffell
                                  --------------------------------------
                                  Greg Duffell
                                  Director